UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

 OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	Corporate Capital Trust II - A

Address of Principal Business Office:	450 S. Orange Ave Orlando, FL 32801

Telephone Number:	(866) 745-3797

Name and Address of Agent for Service of Process:	Steven D. Shackelford President Kirk A. Montgomery General Counsel and Secretary Corporate Capital Trust II - A 450 S. Orange Ave Orlando, FL 32801

     The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Orlando and the state of Florida on the 24th day of September, 2014.

Corporate Capital Trust II - A

/s/	Thomas K. Sittema
Name: Title:	Thomas K. Sittema Chief Executive Officer

Attest:	/s/	Linda A. Scarcelli
	Name:	Linda A. Scarcelli
	Title:	Assistant Secretary